Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Employers Holdings, Inc. for the registration of common stock, preferred stock, debt securities, depositary shares, purchase contracts, purchase units, and warrants and to the incorporation by reference therein of our reports dated February 26, 2026, with respect to the consolidated financial statements of Employers Holdings, Inc., and the effectiveness of internal control over financial reporting of Employers Holdings, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2025, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
San Francisco, California
May 8, 2026